Exhibit 99.1

Sierra Metals Reports 2020 Consolidated Financial Results Including a 49% Increase in Adjusted EBITDA To $97.0 Million

TORONTO--(BUSINESS WIRE)--March 18, 2021--Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE American:SMTS):

Conference Call March 19, 2021 at 10:30 AM (EDT)

(All $ figures reported in USD)

  Revenue from metals payable of $246.9 million in 2020 increased by 8% from $229.0 million in 2019;
  Adjusted EBITDA of $97.0 million in 2020 increased 49% from $65.3 million in 2019 due to higher consolidated revenues and lower operating costs at Yauricocha and Bolivar;
  Operating cash flows before movements in working capital of $99.0 million in 2020 increased 49% from $66.4 million in 2019;
  2020 consolidated copper production of 44.3 million pounds an 11% increase, consolidated silver production of 3.5 million ounces a 3% increase, consolidated zinc production of 81.9 million pounds a 1% increase, consolidated lead production of 33.0 million pounds a 7% decrease, and consolidated gold production of 13,771 ounces an 18% increase respectively compared to 2019;
  Consolidated All-In sustaining costs ("AISC") (1) per copper equivalent pound (2) sold of $2.12 in 2020, or 8% lower than AISC in 2019, driven by lower cash costs and the increase in copper equivalent pounds sold in 2020 compared to 2019;
  $71.5 million of cash and cash equivalents as at December 31, 2020;
  Net Income attributable to shareholders of $0.14 per share;
  Net Debt of $27.9 million as at December 31, 2020
  A shareholder conference call to be held Friday, March 19, 2021, at 10:30 AM (EDT)

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.
(2) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $1.07/lb Zn, $0.92/lb Pb, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $/1.14lb Zn, $0.91/lb Pb, $1,404/oz Au.

Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE American:SMTS) ("Sierra Metals" or the "Company") today reported revenue of $246.9 million and an adjusted EBITDA of $97.0 million on the throughput of 2.8 million tonnes and metal production of 118.2 million copper equivalent pounds (or 16.1 million silver equivalent ounces or 321.6 million zinc equivalent pounds), for the year ended December 31, 2020.

The Company achieved annual throughput that was 6% higher than the 2019 annual throughput despite the various COVID-19 related operational challenges, including government-mandated shutdowns in the second quarter of the year. Annual 2020 consolidated silver, copper, zinc, and gold production increased 3%, 11%, 1%, and 18%, respectively, while lead production decreased by 7% compared to 2019.

Despite the continued COVID-19 related operational challenges in Q4 2020, consolidated quarterly ore throughput of 778,236 tonnes increased by 6% over Q4 2019, as higher throughput from the Mexican operations was partially offset by a 3% decline in throughput from the Yauricocha mine.

Copper equivalent production at Yauricocha declined 20% during Q4 2020 due to a 3% decrease in quarterly throughput combined with lower head grades and recoveries. At Bolivar, 10% higher ore throughput and higher recoveries were partially offset by lower head grades resulting in Q4 2020 copper equivalent pounds production that was in line with Q4 2019. Q4 2020 silver equivalent production at the Cusi mine was 83% higher than Q4 2019 due to 35% higher throughput realized, in addition to higher silver and gold head grades as well as 65% higher gold recoveries as compared to Q4 2019.

Luis Marchese, CEO of Sierra Metals, stated: "Sierra Metals had a solid performance in 2020 with a marked increase in adjusted EBITDA as well as solid production despite the exceptionally challenging year we had while dealing with the COVID-19 pandemic. Overall, the Company did a great job of managing and improving operations while controlling and maintaining costs. I want to thank all of our employees for their significant efforts in helping the Company achieve these remarkable results."

He continued, "Looking ahead, we expect this year to be an exciting one for the Company. We continue advancing important projects, completing operational improvements, and advancing exploration at all three mines. We hope to receive the final permit required to increase throughput by 20% to the 3,600 tonne per day level at Yauricocha in the second quarter of the year. Furthermore, we recently completed and published Preliminary Economic Assessments with favorable economics for expansions at all three mines, examining an increase in throughput starting in 2024. We continue to work toward the completion of Preliminary Feasibility Studies for all mines. COVID-19 is still challenging us, and case counts remain high in Mexico and Peru. However, policies and practices are in place to manage these issues while prioritizing the health of our employees and surrounding communities."

He concluded, "The Company continues to have a strong balance sheet, and liquidity with metal prices expected to remain strong this year. These strengths should benefit the Company as we continue with our growth and improvement plans. Management also remains optimistic that we can find further operational efficiencies with the larger scale of the Company operations."

The following table displays selected financial and operational information for the three months and year ended December 31, 2020:

Q4 and 12M 2020 Financial Highlights

	Three Months Ended		Twelve Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Operating
Ore Processed / Tonnes Milled	778,236	731,500	2,828,877	2,671,853
Silver Ounces Produced (000's)	922	871	3,465	3,375
Copper Pounds Produced (000's)	10,626	11,308	44,262	39,890
Lead Pounds Produced (000's)	7,630	9,924	32,972	35,454
Zinc Pounds Produced (000's)	21,612	25,590	81,868	81,083
Gold Ounces Produced	3,363	3,615	13,771	11,632
Copper Equivalent Pounds Produced (000's)[1]	29,267	32,510	118,214	111,678
Zinc Equivalent Pounds Produced (000's)[1]	79,521	81,919	321,638	267,658
Silver Equivalent Ounces Produced (000's)[1]	3,996	5,016	16,097	18,721

Cash Cost per Tonne Processed	$44.42	$53.91	$40.81	$50.37
Cost of sales per AgEqOz[2]	$9.76	$9.61	$8.67	$8.53
Cash Cost per AgEqOz[2]	$9.56	$9.94	$8.29	$8.33
AISC per AgEqOz[2]	$18.72	$16.18	$15.59	$13.82
Cost of sales per CuEqLb[2]	$1.33	$1.48	$1.18	$1.42
Cash Cost per CuEqLb[2]	$1.31	$1.54	$1.13	$1.39
AISC per CuEqLb[2]	$2.56	$2.50	$2.12	$2.30
Cost of sales per ZnEqLb[2]	$0.49	$0.59	$0.43	$0.59
Cash Cost per ZnEqLb[2]	$0.48	$0.61	$0.41	$0.58
AISC per ZnEqLb[2]	$0.94	$0.99	$0.78	$0.95

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.42	$0.46	$0.37	$0.46
AISC per ZnEqLb (Yauricocha)[2]	$0.91	$0.83	$0.78	$0.79
Cash Cost per CuEqLb (Yauricocha)[2]	$1.16	$1.17	$1.01	$1.12
AISC per CuEqLb (Yauricocha)[2]	$2.47	$2.11	$2.11	$1.91
Cash Cost per CuEqLb (Bolivar)[2]	$1.35	$2.06	$1.13	$1.73
AISC per CuEqLb (Bolivar)[2]	$2.34	$2.92	$1.88	$2.86
Cash Cost per AgEqOz (Cusi)[2]	$15.70	$42.12	$16.62	$21.38
AISC per AgEqOz (Cusi)[2]	$28.18	$56.64	$25.26	$30.89
Financial
Revenues	$76,218	$64,634	$246,888	$229,038
Adjusted EBITDA[2]	$31,127	$19,104	$96,982	$65,257
Operating cash flows before movements in working capital	$32,259	$19,951	$99,005	$66,359
Adjusted net income attributable to shareholders[2]	$8,638	$7,228	$29,569	$13,874
Net income (loss) attributable to shareholders	$7,603	$4,534	$23,419	$4,431
Cash and cash equivalents	$71,473	$42,980	$71,473	$42,980
Working capital	$70,885	$49,922	$70,885	$49,922
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $1.07/lb Zn, $0.92/lb Pb, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $/1.14lb Zn, $0.91/lb Pb, $1,404/oz Au.
(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Revenue from metals payable of $246.9 million in 2020 increased by 8% from $229.0 million in 2019. Higher revenue was primarily a result of higher copper sales from the Bolivar mine attributable to increased throughput and higher average realized prices for copper, gold and silver compared to 2019.

Yauricocha's cash cost per copper equivalent payable pound was $1.01 (2019 - $1.12), and AISC per copper equivalent payable pound of $2.11 (2019 - $1.91). Lower cash costs resulted from a decrease in cost per tonne attributable to lower labour and contractor costs due to operational challenges related to COVID-19. Cash costs for the year were 10% lower despite the $4.8 million of charges related to the COVID-19, such as the cost of cleaning supplies, medical tests and costs related to quarantine employees and contractors. The increase in the AISC per copper equivalent payable pound for 2020 compared to 2019 was a result of lower copper equivalent pounds sold and higher treatment and refining costs. Other sustaining costs were in-line with these costs incurred in 2019.

Bolivar's cash cost per copper equivalent payable pound was $1.13 (2019 - $1.73), and AISC per copper equivalent payable pound was $1.88 (2019 - $2.86). Lower unit costs at Bolivar were a result of the 48% increase in copper equivalent pounds sold during 2020 as compared to 2019.

Cusi's cash cost per silver equivalent payable ounce was $16.62 (2019 - $21.38), and AISC per silver equivalent payable ounce was $25.26 (2019 - $30.89). Costs were lower during the year due to lower contractor costs related to underground development. Silver equivalent ounces sold during 2020 were 5% higher than 2019, despite the production lost due to the care and maintenance period, as silver and gold grades increased in Q4 2020.

Adjusted EBITDA(1) of $97.0 million for 2020 is a 49% increase from the adjusted EBITDA of $65.3 million for 2019. This increase was a combined result of the higher consolidated revenue and lower operating costs per tonne at Yauricocha and Bolivar.

Cash flow generated from operations before movements in working capital of $99.0 million for 2020 increased compared to $66.4 million in 2019. The increase in operating cash flow is mainly the result of higher revenues generated and lower operating costs, as mentioned earlier.

Net Income attributable to shareholders for 2020 was $23.4 million (2019: $4.4 million) or $0.14 per share (basic and diluted) (2019: $0.03).

Cash and cash equivalents of $71.5 million and working capital of $70.9 million as at December 31, 2020, compared to $43.0 million and $49.9 million, respectively, at the end of 2019. Cash and cash equivalents increased during 2020 due to $67.0 million of operating cash flows after taxes and changes in working capital, offset by cash used in investing activities in Mexico and Peru of $34.2 million and interest payment of $4.1 million on the senior secured credit facility.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

In October 2020, the Company reported positive results of a Preliminary Economic Assessment ("PEA") for doubling its output at the Bolivar Mine to 10,000 tonnes per day ("tpd"). The PEA results indicated an incremental benefit of after-tax NPV (@8%) of $57.4 million and an IRR of 27.9%. A National Instrument 43-101 ("NI 43-101") technical report was filed on SEDAR and with the U.S. Securities and Exchange Commission on November 5, 2020;

In November 2020, the Company announced an update on the Cusi Mineral Resource Estimate, which included an 18% increase in the Measured and Indicated Resources and a 200% increase in the Inferred Resources. This update was followed up by a NI 43-101 technical report on December 22, 2020;

In December 2020, the Company filed a NI 43-101 PEA technical report for the Yauricocha Mine with favourable economics including an incremental after-tax NPV (@8%) of $28.4 million and an IRR of 35.7% to increase the production to 5,500 tpd from 3,780 tpd. The technical report also contained an increase in the Mineral Resource estimate for the Yauricocha Mine. The update included a 26% increase in the Measured and Indicated Mineral Resources and a 79% increase in the Inferred Resource estimate; and;

In December 2020, the Company reported the results of a PEA for doubling its output at the Cusi Mine to 2,400 tpd, which indicated an after-tax incremental NPV (@8%) of $28.1 million and IRR of 46.8%. A 43-101 technical report for this PEA was filed on January 6, 2021.

Exploration Highlights

Peru:

  Exploration activities at the Yauricocha mine were suspended between March 16, 2020, to October 31, 2020, due to restrictions related to COVID-19; and
  Of the planned 25,000 meters of drilling planned for the year, only 10,120 meters could be completed, which included 5,088 meters of underground drilling and 5,032 meters of brownfield surface exploration.

Mexico:

Bolivar

  The Infill Drilling program was carried in the El Gallo and Bolivar West. 6,971 meters of drilling was completed, including 6,413 meters at Bolivar West and 558 meters at El Gallo; and
  Brownfield exploration drilling program was completed for 19,372 meters, which included mainly 11,184 meters at Bolivar West and 7,222 meters at La Montura (El Salto) zone, with the remaining meters drilled in the copper porphyry.

Cusi

  The Infill Drilling program was carried in the NorthEast System, with the objective to define the continuity and the grades of this system. 9,752 meters of drilling was completed, including 1,884 meters of definition drilling into this system; and
  Brownfield exploration drilling program started at Promontorio vein, and La Gloria Vein and 3,975 meters of drilling were completed during the year.

Annual SEC Filing completed by Sierra Metals

Sierra Metals has completed its annual SEC filing. Copies of these documents can be found at www.sierrametals.com on the Investors Page under Financial Information. Shareholders may request a hard copy of the complete audited financial statements free of charge upon request.

Conference Call Webcast

Sierra Metals' senior management will host a conference call on Friday, March 19, 2021, at 10:30 AM (EDT) to discuss the Company's financial and operating results for the three months and year ended December 31, 2020.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website:

https://event.on24.com/wcc/r/2947459/6CFF80ECA94506BA22260486A6292C76

The webcast, along with presentation slides, will be archived for 180 days on www.sierrametals.com.

Via phone:

To register for this conference call, please use the link provided below. A confirmation will be sent through email, including dial-in details and unique conference call codes for entry after registering.

Registration is open throughout the live call; however, to ensure you are connected for the entire call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call.

Conference Call Registration Link

http://www.directeventreg.com/registration/event/4514269

Quality Control

Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
Vice President, Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777